中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 02866)

Connected Transaction: Sale of 6 Vessels

The Board is pleased to announce that on 26 August 2008, Shanghai Puhai, a wholly-owned subsidiary of the Company, entered into the Master Agreement and the Sale and Purchase Agreements with CIC, pursuant to which Shanghai Puhai has agreed to sell and CIC has agreed to purchase the Container Vessels with an aggregate capacity of 1,260 TEU at a total cash consideration of RMB66,000,000 (equivalent to approximately HK$73,333,333).

Shanghai Puhai is a wholly-owned subsidiary of the Company. CIC is a wholly-owned subsidiary of China Shipping, the controlling shareholder of the Company. As CIC is an associate of China Shipping, therefore, CIC is a connected person of the Company and the Sale constitutes a connected transaction of the Company under the Listing Rules. However, since each of the applicable percentage ratios relating to the Sale is less than 2.5%, under Rule 14A.32 of the Listing Rules, the Sale is exempted from the independent shareholders' approval requirements, but is still subject to the relevant reporting and announcement requirements under the Listing Rules.

1. MASTER AGREEMENT AND SALE AND PURCHASE AGREEMENTS

(a) Date

26 August 2008

(b) Parties

Vendor: Shanghai Puhai

Purchaser: CIC

(c) Sale of the Container Vessels under the Master Agreement and the Sale and Purchase Agreements

Pursuant to the Master Agreement and the Sale and Purchase Agreements, Shanghai Puhai has agreed to sell and CIC has agreed to purchase the Container Vessels with an aggregate capacity of 1,260 TEU.

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Details of the Container Vessels are set out below:

Name of Vessel	Capacity (TEU)	Year of Construction
Xiang Zhong	210	1986
Xiang Ling	210	1980
Xiang Feng	210	1985
Xiang Heng	210	1985
Xiang Qiang	210	1986
Xiang Fu	210	1987
Total:	1,260	

(d) Consideration

Pursuant to the Master Agreement and the Sale and Purchase Agreements, Shanghai Puhai has agreed to sell the Container Vessels to CIC at a total cash consideration of RMB66,000,000.00 (equivalent to approximately HK$73,333,333.33).

The Master Agreement and each of the Sale and Purchase Agreements were negotiated and entered into on an arm's length basis and on normal commercial terms. The total consideration of RMB66,000,000.00 (equivalent to approximately HK$73,333,333.33) was determined by reference to (i) the aggregate appraised value of the Container Vessels as at 31 March 2008, which amounted to RMB70,076,600.00 (equivalent to approximately HK$77,862,888.89), as set out in an asset valuation report prepared by an independent and duly qualified PRC valuer appointed by Shanghai Puhai based on the replacement cost method; and (ii) quotations obtained by Shanghai Puhai from potential purchasers of the Container Vessels (the average quotation obtained for each of the Container Vessels was RMB10,550,000 (equivalent to approximately HK$11,722,222.22) resulting in an aggregate average quotation for the Container Vessels of RMB63,300,000 (equivalent to approximately HK$70,333,333.33)). The aggregate net book value of the Container Vessels as at 31 March 2008 was RMB46,161,815.40 (equivalent to approximately HK$51,290,906.00).

The net profit from the Sale of the Container Vessels (i.e. the difference between the consideration of the Sale and the aggregate net book value of the Container Vessels) is expected to be approximately RMB19,838,184.60 (equivalent to approximately HK$22,042,427.33). It is intended that the net proceeds from the Sale will be used as working capital of Shanghai Puhai.

For the two financial years ended 31 December 2007, the attributable net lose before taxation of the Container Vessels were RMB16,445,522 and RMB7,826,283 respectively and the attributable net loss after taxation of the Container Vessels were RMB17,784,330 and RMB10,156,241 respectively.

(e) Delivery

Except for "Xiang Feng", which will be delivered to CIC in Port Kelang in Malaysia, the Container Vessels will be delivered to CIC in a Chinese port to be determined by Shanghai Puhai. The Container Vessels shall be delivered on such dates to be determined by Shanghai Puhai, but in any event no later than 30 September 2008.

(f) Payment

CIC is required to pay a deposit to Shanghai Puhai in the amount of 10% of the consideration for each Container Vessel (i.e. RMB1,100,000.00) (equivalent to approximately HK$1,222,222.22), within 3 banking days after the signing of the relevant Sale and Purchase Agreement by wire transfer. The aggregate deposit for the Container Vessels is RMB6,600,000.00 (equivalent to approximately HK$7,333,333.33). The remaining 90% of the consideration payable for each Container Vessel shall be paid to Shanghai Puhai within 3 days prior to the delivery of the relevant Container Vessel.

(g) Completion of the Sale

The title to each of the Container Vessel will be transferred to CIC upon the full payment of the respective consideration and the signing of the respective transfer agreement between Shanghai Puhai and CIC.

2. REASONS FOR AND BENEFITS OF THE SALE

The Sale will reduce the Company's operating cost, optimize the structure of its shipping fleet and strengthen its core competitiveness and ability to enhance sustainable development.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Master Agreement and the Sale and Purchase Agreements (including the consideration) are fair and reasonable, in the interests of the Company and the shareholders of the Company as a whole and the terms of which are on normal commercial terms and no less favourable to the Company than terms available from independent third parties.

3. GENERAL INFORMATION

(a) Principal Business Activities

(i) The Company

The Company is principally engaged in the operation and management of international and domestic container marine transportation.

(ii) Shanghai Puhai

Shanghai (Puhai) is principally engaged in the feeder line container transportation business.

(iii) CIC

CIC is principally engaged in vessel repair, shipbuilding and inland water carriage businesses.

(b) Implication under the Listing Rules

Shanghai Puhai is a wholly-owned subsidiary of the Company. CIC is a wholly-owned subsidiary of China Shipping, the controlling shareholder of the Company. As CIC is an associate of China Shipping, therefore, CIC is a connected person of the Company and the Sale constitutes a connected transaction of the Company under the Listing Rules. However, since each of the applicable percentage ratios relating to the Sale is less than 2.5%, under Rule 14A.32 of the Listing Rules, the Sale is exempted from the independent shareholders' approval requirements, but is still subject to the relevant reporting and announcement requirements under the Listing Rules.

4. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"associate"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of directors of the Company
"China Shipping"	China Shipping (Group) Company (中國海運（集團）總公司), a PRC state-owned enterprise and the controlling shareholder of the Company
"CIC"	China Shipping Industry Co., Ltd. (中海工業有限公司), a limited liability company incorporated in the PRC
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company incorporated in the PRC, of which 3,751,000,000 H shares are listed on the Stock Exchange and 7,932,125,000 A shares are listed on the Shanghai Stock Exchange
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Container Vessels"	6 second-hand container vessels to be sold to CIC under the Master Agreement and the Sale and Purchase Agreements, which are "Xiang Zhong", "Xiang Ling", "Xiang Feng", "Xiang Heng", "Xiang Qiang" and "Xiang Fu"
"controlling shareholder"	has the meaning ascribed thereto under the Listing Rules
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Master Agreement"	the master sale and purchase agreement dated 26 August 2008 entered into between Shanghai Puhai and CIC regarding the sale and purchase of the Container Vessels
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Sale"	the sale of the Container Vessels by Shanghai Puhai to the CIC under the Master Agreement and the Sale and Purchase Agreements
"Sale and Purchase Agreements"	the 6 sale and purchase agreements all dated 26 August 2008 entered into between Shanghai Puhai and CIC regarding the sale of the respective Container Vessels
"Shanghai Puhai"	Shanghai Puhai Marine Transportation Company Limited (上海浦海航運有限公司), a limited liability company incorporated in the PRC, which is a wholly-owned subsidiary of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TEU"	twenty-foot equivalent units, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet

By order of the Board of
China Shipping Container Lines Company Limited
Ye Yumang
Company Secretary

Shanghai, the People's Republic of China
26 August 2008

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Zhang Guofa, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Ma Zehua, Mr. Zhang Jianhua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Yan Zhichong and Mr. Xu Hui, being non-executive Directors, and Mr. Hu Hanxiang, Mr Jim Poon (also known as Pan Zhanyuan), Mr. Wang Zongxi, Mr. Shen Kangchen and Mr. Shen Zhongying, being independent non-executive Directors.

The exchange rates adopted in this announcement for illustration purposes only are HK$1.00 = RMB 0.9.

* *The Company is registered as a non-Hong Kong company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and under the English name "China Shipping Container Lines Company Limited".*

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